

August 26, 2014

<u>Via E-mail</u>
Dieter Sauer, Jr.
Chief Executive Officer
Sauer Energy, Inc.
4670 Calle Carga, Unit A
Camarillo, CA 93012-8536

> **Re:** **Sauer Energy, Inc.**
> **Form 10-K – A/1 for Fiscal Year Ended August 31, 2013**
> **Filed December 13, 2013**
> **File No. 0-53598**

Dear Mr. Sauer:

We issued comments to you on the above captioned filing on March 24, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 10, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director